SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                 AMENDMENT NO. 1
                                 SCHEDULE 13E-3
                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                SECURITIES ACT OF 1934 AND RULE 13E-3 THEREUNDER


                          CUMBERLAND TECHNOLOGIES, INC.
                      ------------------------------------
                                (NAME OF ISSUER)

              CUMBERLAND TECHNOLOGIES, INC. AND FRANCIS M. WILLIAMS
                      ------------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.001 PAR VALUE
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   230800-10-4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JOSEPH M. WILLIAMS
                             CHIEF EXECUTIVE OFFICER
                              4311 W. WATERS AVENUE
                              TAMPA, FLORIDA 33614
                                 (813) 885-2112
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
        -----------------------------------------------------------------


                   This statement is filed in connection with
                            (check appropriate box):

            a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

            b.[_] The filing of a registration statement under the Securities Act of 1933.

            c.[_]   A tender offer.

            d.[_]   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE


Transaction Valuation:                                     Amount of filing fee:
     $59,368                                                        $5.00


* This calculation is based upon 0.0000809 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on 84,811 shares, the estimated number of shares that would otherwise be converted into fractional shares as a result of the Reverse Stock Split, multiplied by $0.70. This $0.70 multiplier constitutes the estimated cash consideration based on the Maximum Fixed Price to be paid per share in lieu of the issuance of any fractional shares.


** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

     [_] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   Not Applicable
                  Filing Party:             Not Applicable
                  Form or Registration No.: Not Applicable
                  Date Filed:               Not Applicable


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




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




Item 1. Summary Term Sheet. The information set forth under the caption "Summary of Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3. The material terms of this transaction are listed in the following:


Item 2. Subject Company Information.

     (a) Name and Address. Cumberland Technologies, Inc. (the "Company") is the subject company. Its principal executive office is located at 4311 W. Waters Avenue, Tampa, Florida 33614 and its telephone number is (813) 885-2112.


     (b) Securities. The Common Stock is quoted on the OTC Bulletin Board under the symbol "CUMB." As of August 1, 2003, there were 5,597,2944 outstanding shares of Common Stock, $.001 par value per share.


     (c) Trading Market and Price. The information set forth under the caption "Certain Market Information" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Dividends. None.

     (e) Prior Public Offerings. None.

     (f) Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Person.


     (a) Name and Address. This Schedule is being filed jointly by Cumberland Technologies, Inc., the subject company, and Francis M. Williams, the Controlling Shareholder. The Company's principal executive office is located at 4311 W. Waters Avenue, Tampa, Florida 33614 and its telephone number is (813) 885-2112. The business address and business telephone numbers for each executive officer and director is 4311 W. Waters Avenue, Tampa, Florida 33614 and its telephone number is (813) 885-2112.


     (b) Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons. The information required by
(1) and (2) of this item is set forth under the caption "Management" of the Proxy Statement and is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

          (3) None of the Company's executive officers or directors was convicted in a criminal proceeding during the past five years.

          (4) None of the Company's executive officers or directors were a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


          (5) All of the Company's executive officers and directors are citizens of the United States.


     (d) Tender Offer. Not applicable.

Item 4.  Terms of the Transaction.

     (a) Material Terms. The information set forth under the captions "Notice of Special Meeting of Shareholders"; "Summary of Reverse Stock Split Proposal"; "Background"; "Purpose and Reasons for the Reverse Stock Split"; "Conduct of the Company's Business after the Reverse Stock Split"; "Structure of the Reverse Stock Split"; "Potential Detriments of the Reverse Stock Split Proposal to Stockholders"; "Exchange of Stock Certificates and Payment of Fractional Shares"; "Company Stock Options and Warrants"; "Appraisal Rights; Escheat Laws"; " Material Federal Income Tax Consequences"; and "Certain Effects of the Reverse Stock Split Proposal on the Company's Stockholders" of the Proxy Statement are


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

incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Different Terms. None.

     (d)  Appraisal  Rights.   The  information  set  forth  under  the  caption
"Appraisal Rights; Escheat Laws" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) Provisions for Unaffiliated Security Holders. None.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions or Negotiations.


     (a) Transactions. The information set forth under the captions "Certain Relationships and Related Transactions" and "Financial and Other Information" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


     (b) Significant Corporate Events. Not applicable.

     (c) Negotiations or Contacts. Not applicable.

     (e) Agreements Involving the Subject Company's Securities. Not applicable.

Item 6.  Purposes of the Reverse Stock Split and Plans or Proposals.

     (b) Use of Securities Acquired. Outstanding shares of Common Stock, par value $.001, that would otherwise be converted respectively into a fractional share of Common Stock of the Corporation, par value $.15, will be cancelled; otherwise no securities will be acquired in the transaction.

     (c)(1)-(8) Plans. The information set forth under the captions "Purpose and Reasons for the Reverse Stock Split"; "Conduct of the Company's Business after the Reverse Stock Split"; and "Certain Effects of the Reverse Stock Split Proposal on the Company's Stockholders" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 7.  Purposes, Alternatives, Reasons and Effects.

     (a) Purposes of the Reverse Stock Split. The information set forth under the caption "Purpose and Reasons for the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Alternatives. The information set forth under the captions "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Reasons. The information set forth under the caption "Purpose and Reasons for the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Effects. The information set forth under the captions "Certain Effects of the Reverse Stock Split on the Company's Stockholders"; "Potential Detriments of the Reverse Stock Split Proposal to Stockholders"; and "Material Federal
Income Tax Consequences" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 8.  Fairness of the Transaction.

     (a) Fairness. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.



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

     (b) Factors Considered in Determining Fairness. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Approval of Security Holders. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Unaffiliated Representative. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e)  Approval of  Directors.  The  information  set forth under the caption
"Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (f) Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion or Appraisal. See the information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement which is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

     (c) Availability of Documents. Not applicable.

Item 10.  Source and Amounts of Funds or Other Consideration.

     (a) Source of Funds. The information set forth in the subsection entitled "Financial Effect" under caption "Certain Effects of the Reverse Stock Split on the Company's Stockholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Conditions. None.

     (c) Expenses. The information set forth in the subsection entitled "Financial Effect" under the caption "Certain Effects of the Reverse Stock Split on the Company's Stockholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Securities Transactions. None.

Item 12.  The Solicitation or Recommendation.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.



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

     (e) Recommendations of Others. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 13. Financial Statements.

     (a) Financial Information.

          (1) and (2) The information set forth under the caption "FINANCIAL AND OTHER INFORMATION" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


          (3) The ratio of earnings to fixed charges was (i) (4.46) and 0.07 for the fiscal years ended at December 31, 2002 and December 31, 2001, respectively, and (ii) (2.47) for the fiscal quarter ended at March 31, 2003.

          (4) The book value per share as December 31, 2002 was $1.16.


     (b) Pro Forma Information. The transaction will not have a material effect on the Company's balance sheet, statement of income, earnings per share, ratio of earnings to fix charges or book value per share.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The board of directors and the officers of the Company may engage in solicitation in connection with the transaction. No additional remuneration will be paid for such solicitation.

     (b) Employees and Corporate Assets. None.

Item 15.  Additional information.

     (b) Other Material Information. None.

Item 16. Exhibits.

     (a) Proxy Statement filed with the Securities and Exchange Commission concurrently with this form.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

     (h) Legal Opinions. None.




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



                                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CUMBERLAND TECHNOLOGIES, INC.


                                  By: /s/ Joseph M. Williams
                                     -----------------------------------
                                     Joseph M. Williams
                                     Chief Executive Officer

                                     August 11, 2003
                                     -----------------------------------
                                     (Date)



                                     /s/ Francis M. Williams
                                     -----------------------------------
                                     Francis M. Williams

                                     August 11, 2003
                                     -----------------------------------
                                     (Date)





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



                                   APPENDIX A

                ARTICLES OF AMENDMENT TO THE AMENDED AND RESTATED
                          ARTICLES OF INCORPORATION OF
                          CUMBERLAND TECHNOLOGIES, INC.

     Pursuant  to  General  Corporation  Law  of  the  State  of  Florida,   the
undersigned, being the Chairman of the Board of Directors of Cumberland Technologies, Inc., a Florida corporation (the "Corporation"), does hereby execute these Articles of Amendment to the Amended and Restated Articles of Incorporation of Cumberland Technologies, Inc., on behalf of the Corporation, and certify as follows:

     1. The name of the corporation is Cumberland Technologies, Inc. (the "Corporation").

     2. Article IV of the Corporation's Amended and Restated Articles of Incorporation is hereby deleted in its entirety, with the following substituted in its place:


               This corporation is authorized to issue 10,000,000 shares of Common Stock, $.15 par value, and 1,000,000 shares of Preferred Stock, $.15 par value, with such rights and privileges as determined by the Directors of the corporation. The Common Shares and Preferred Shares shall be issued at such times and for such consideration as determined by the Board of Directors of the corporation.


     3. Upon the effectiveness of the foregoing amendment, (i) each 150 outstanding shares of Common Stock of the Corporation, par value $.001, shall be combined into one share of Common Stock of the Corporation, par value $.15, and outstanding shares of Common Stock with a par value of $.001, which would otherwise be respectively converted into a fractional share of Common Stock of the Corporation, each with a par value of $.15, will be cancelled, with the holders of such shares receiving cash payment equal to such share's fair value as determined in the good faith judgment of the Corporation's Board of Directors.


     4. The date of adoption of the resolution approving the combination of shares of this Corporation set forth in the foregoing amendment is August ___, 2003.


     5. The foregoing amendment was required to be approved by the shareholders of the Corporation and the number of votes cast for the amendment by the shareholders was sufficient for approval in accordance with Florida General Corporation Law.

     IN WITNESS WHEREOF, the undersigned Chairman of the Board of Directors of the Corporation has cause these Articles of Amendment to the Amended and Restated Articles of Incorporation of Cumberland Technologies, Inc., as of this ____ day of_______________.


                                       CUMBERLAND TECHNOLOGIES, INC.


                                       By:______________________________________
                                            Francis M. Williams,
                                            Chairman
ATTEST:

By: _______________________________
    Carol Black
    Secretary                               [CORPORATE SEAL]










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